# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Three Lions Acquisition Corp., CIK 0002128462
CUSIP: G88765105
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 888 Prospect Street, La Jolla, California (CA), 92037
Date of event which requires filing of this statement: 09/02/2026
Filed by CIK 0002153072
Persons authorized to receive notices and communications: Harry Brandler, 888 Prospect Street, La Jolla, California (CA), 92037, 917-822-8328

## Reporting persons
- Three Lions Sponsor, LLC (CIK 0002153072): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,158,333; shared voting power 0; sole dispositive power 3,158,333; shared dispositive power 0; aggregate amount beneficially owned 3,158,333 (21.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Three Lions Acquisition Corp.
Address of issuer's principal executive offices: 888 Prospect Street, La Jolla, California (CA), 92037

## Item 2. Identity and Background
Name of person filing:
The reporting person is:

Three Lions Sponsor, LLC (the "Sponsor")
Residence or business address: The business address of the reporting person is: 888 Prospect Street, La Jolla, CA 92037
Present principal occupation or employment: Sponsor is a private investor.
Criminal convictions in the last five years: During the past five years, Sponsor has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Sponsor has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Sponsor is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of the funds used by the reporting person to acquire the ordinary shares reported on this Schedule 13D was working capital. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 23, 2026, the Issuer issued 2,875,000 ordinary shares (the "Founder Shares") to the Sponsor for the purchase price of $25,000. On June 29, 2026, the Company effected a 1 for 1.33333 share split of the Founder Shares, resulting in Sponsor holding 3,833,333 Founder Shares. On August 20, 2026, Sponsor agreed to transfer an aggregate of 75,000 shares to director nominees of the Issuer, Messrs. Jeffrey A. Dunham, Jeffrey G. Brock and Jameson Culp.

On September 2, 2026, the Issuer consummated its initial public offering ("IPO") and in connection with the consummation of the IPO, Sponsor purchased an aggregate of 200,000 private placement units, each consisting of one ordinary share and one-half of one warrant of the Issuer, for an aggregate purchase price of $2,000,000. On the same day, Sponsor transferred an aggregate of 800,000 Founder Shares to certain third-party investors who participated in the private placement consummated on September 2, 2026.

The reporting person made the acquisitions reported in this Schedule 13D as sponsor of the Issuer and in support of the Issuer's business plan. The reporting person may acquire or dispose of securities of the Issuer from time to time in the market or in private transactions, including as a result of ownership of the rights referred to above. However, the reporting person does not have any other agreements to acquire additional ordinary shares at this time.

As of the date of this Schedule 13D, except as set forth in this Schedule 13D above, the reporting person does not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those actions enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of ordinary shares beneficially owned by the reporting person (on the basis of a total of 14,433,333 ordinary shares outstanding as of September 10, 2026) is as follows:

Sponsor: 3,158,333; 21.9%
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares to which Sponsor has:

i. Sole power to vote or to direct the vote: 3,158,333;
ii. Shared power to vote or to direct the vote: 0;
iii. Sole power to dispose or to direct the disposition of: 3,158,333; and
iv. Shared power to dispose or to direct the disposition of: 0.
Transactions in the class effected during the past sixty days: The reporting person is the beneficial owner of 3,158,333 ordinary shares, or approximately 21.9%, of the Issuer's outstanding ordinary shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: During the 60 days preceding the date of this report, the reporting person has not effected any transactions in the Issuer's ordinary shares other than as indicated in this Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Sponsor is a party to a Private Placement Unit Purchase Agreement, dated August 31, 2026, by and between the Issuer and Sponsor ("Private Unit Purchase Agreement"); a Registration Rights Agreement, dated August 31, 2026, by and among the Issuer, the Sponsor and certain parties thereto ("Registration Rights Agreement"); a Letter Agreement, dated August 31, 2026, by and among the Issuer, the Sponsor and certain parties thereto ("Letter Agreement") and a Share Escrow Agreement dated August 31, 2026, by and among the Issuer and certain other parties thereto ("Share Escrow Agreement").

Pursuant to the Private Unit Purchase Agreement, Sponsor purchased an aggregate of 200,000 private placement units ("Placement Units") simultaneously with the consummation of the IPO. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Private Unit Purchase Agreement, which provides that such securities shall not be transferable, saleable or assignable until after the consummation of the Issuer's initial business combination, subject to certain limited exceptions as described in the Letter Agreement. The description of the Private Unit Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 4, 2026 (and is incorporated by reference herein as Exhibit 10.1).

Pursuant to the Registration Rights Agreement, the initial shareholders, including Sponsor, and the other parties thereto are entitled to registration rights with respect to certain securities of the Issuer held by them. The holders of a majority of these securities are entitled to make up to three demands that the Issuer register such securities. In addition, the holders have certain piggy-back registration rights with respect to registration statements filed subsequent to consummation of the Issuer's Business Combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements. The description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 4, 2026 (and is incorporated by reference herein as Exhibit 10.2).

Pursuant to the Letter Agreement, Sponsor agreed, among other things, to vote all ordinary shares owned by it, subject to applicable securities laws, in favor of a proposed Business Combination, not to sell or transfer any securities of the Issuer, subject to certain exceptions, until certain periods of time set forth in the Letter Agreement and that it would not seek redemption rights with respect to any ordinary shares held by it. The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 4, 2026 (and is incorporated by reference herein as Exhibit 10.3).

Pursuant to the Share Escrow Agreement, Sponsor agreed, among other things, that the Founder Shares held by it prior to the IPO may not be transferred, assigned, sold or released from escrow, except for certain permitted transfers, until six months after the date of the consummation of an initial business combination, or earlier, if, subsequent to an initial business combination, the Issuer consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer's shareholders having the right to exchange their shares for cash, securities or other property. The description of the Share Escrow Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.8 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 4, 2026 (and is incorporated by reference herein as Exhibit 10.4).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - Private Placement Unit Purchase Agreement, dated as of August 31, 2026, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 4, 2026).

Exhibit 10.2 - Registration Rights Agreement, dated as of August 31, 2026, by and among the Issuer, the Sponsor and certain parties thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 4, 2026).

Exhibit 10.3 - Letter Agreement, dated as of August 31, 2026, by and among the Issuer, the Sponsor and certain parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 4, 2026).

Exhibit 10.4 - Share Escrow Agreement, dated as of August 31, 2026, by and among the Issuer, the Sponsor and certain parties thereto (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 4, 2026).

## Signatures
- Three Lions Sponsor, LLC: /s/ Harry Brandler, Harry Brandler, CFO (09/11/2026)